UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2018
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated June 19, 2018.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: June 19, 2018

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated June 19, 2018

Exhibit 1

Approvals Reached in Elbit Systems' Acquisition of IMI Systems
Haifa, Israel, June 19, 2018 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) ("Elbit Systems" or the "Company") announced today that the agreements reached between Elbit Systems and the Israeli Government for the acquisition of IMI Systems Ltd. ("IMI"), were approved by the Committee for the Tender of the Sale of State Shares and by the Board of Directors of the Company. The purchase price will be approximately $495 million (NIS 1.8 billion), with an additional payment of approximately $27 million (NIS 100 million) contingent upon IMI meeting certain performance goals.
Completion of the transaction is subject to the signing of the relevant documents and the receipt of the remaining applicable governmental approvals, including the approval of the Head of the Israeli Antitrust Authority.
Bezhalel (Butzi) Machlis, Elbit Systems President & CEO, commented: "IMI Systems capabilities and technologies are synergetic to Elbit Systems, making this acquisition significant to our long-term growth strategy. We look forward to completing the transaction, which will enable us to offer an enhanced portfolio to both the Israeli and global markets. Elbit Systems has a proven track record of successfully performing major acquisitions, and we are confident that this acquisition will be beneficial for Israel's economy as well as for both companies' employees and customers."
About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems,  radios and cyber-based systems. The Company also focuses on the upgrading of existing  platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.
About IMI Systems
IMI Systems Ltd is a globally recognized defense systems house, specializing in the development and manufacturing of comprehensive combat-proven solutions and technologies for the land, air, naval and cyber and homeland security (HLS) requirements of the modern battlefield. More than 8 decades of experience in the defense market bestow IMI Systems' reputation as a preferred and highly appreciated defense systems manufacturer in the areas of various precision munitions, Combat mobility, survivability and protection systems, armor solutions and HLS and Crisis management. IMI Systems' unique combination of capabilities enables its customers and business partners to enjoy the benefit of high standards, uncompromising quality solutions while facilitating their abilities to successfully cope with the demanding challenges of the future battlefield.
Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Tel: +972-4-8316663 j.gaspar@elbitsystems.com David Vaaknin, VP, Head of Corporate Communications Tel: +972-77-2946691 david.vaaknin@elbitsystems.com	IR Contact: Ehud Helft Gavriel Frohwein GK Investor Relations Tel: 1-646-688-3559 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.
Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.